UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13 d 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

206710402

(CUSIP Number)

Vecima Networks Inc.

Peter Torn

General Counsel and Corporate Secretary

771 Vanalman Avenue

Victoria, British Columbia, Canada V8Z 3B8

Tel: +1-250-881-1982

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206710402	Page 2 of 4 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vecima Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON CO

Vecima Networks Inc. (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on October 23, 2017 (the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value (the “Shares”) of Concurrent Computer Corporation, a Delaware corporation (“Concurrent”).

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

CUSIP No. 206710402	Page 3 of 4 Pages

SCHEDULE 13D

Item 4.	Purpose of Transaction.

On December 15, 2017, the Reporting Person and Concurrent entered into an Escrow Agreement, providing for the consummation of the transactions contemplated by the Asset Purchase Agreement as of December 31, 2017 (the “Closing”). Under the terms of the Escrow Agreement, the full preliminary cash purchase price amount delivered by the Reporting Person to an Escrow Agent will be deemed to be immediately released to and vest in the Company on December 31, 2017 and will be delivered by the Escrow Agent to the Company in accordance with the terms of the Escrow Agreement.

Upon the Closing, the Voting Agreement terminates in accordance with its terms.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Closing and the termination of the Voting Agreement, the Reporting Person will no longer have the right to vote or direct the voting of, and may no longer be deemed to be the beneficial owner of, the Shares that were subject to the Voting Agreement.

(b) As a result of the Closing and the termination of the Voting Agreement, the Reporting Person will no longer have the power to vote or to direct the voting of the Shares that were subject to the Voting Agreement.

(c) As a result of the Closing and the termination of the Voting Agreement, the Reporting Person may no longer be deemed to be the beneficial owner of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Upon the Closing, the Voting Agreement terminates in accordance with its terms.

CUSIP No. 206710402	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2017

VECIMA NETWORKS INC.

By:	“Peter Torn”
Name:	Peter Torn
Title:	General Counsel and Corporate Secretary